SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

(Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

02918L100

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction	Amount of
Valuation*	Filing Fee**
$25,632,000	$3,191.19

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,600,000 shares of Common Stock at a purchase price equal to $16.02 per share in cash.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,924.26
Form or Registration Number: Schedule TO-T (File No. 005-90261)
Filing Party: Comrit Investments 1, Limited Partnership
Date Filed: January 29, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 29, 2018, as amended on February 1, 2018 (“Amendment No. 1”), relating to the offer by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 1,600,000 shares of common stock, par value $0.01 per share (the “Shares”), in American Realty Capital New York City REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $14.68 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2018, attached to the original Schedule TO filing, and the supplement to the Offer to Purchase filed as an exhibit to Amendment No. 1 on February 1, 2018 (as amended, the “Offer to Purchase”), and the related Assignment Form attached to the original Schedule TO filing (the “Assignment Form”).

The tender offer is hereby amended to extend the expiration date of the Offer to 11:59 p.m. Eastern Time on March 20, 2018, and to increase the purchase price to $16.02 per Share, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase attached hereto as Exhibit (a)(1) (the “Amended Offer to Purchase”) and the Amended Assignment Form attached hereto as Exhibit (a)(2) (the “Amended Assignment Form”). The Amended Offer to Purchase and the Amended Assignment Form should be read in conjunction with the original Offer to Purchase and Assignment Form. This Amendment No. 2, the Offer to Purchase, the Assignment Form, the Amended Offer to Purchase and the Amended Assignment Form, as each may be further amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer to Purchase and the Amended Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Amended Offer to Purchase dated February 12, 2018

(a)(2)	Amended Assignment Form

(a)(3)	Form of Letter to Shareholders dated February 12, 2018

(b) - (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 2018

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

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